Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE, dated as of February 11, 2026 (this “First Supplemental Indenture”), is entered into among CyberArk Software Ltd., a company organized under the laws of the State of Israel (the “Company”), Palo Alto Networks, Inc., a Delaware corporation (“Parent”) and U.S. Bank Trust Company, National Association, a national banking association, as trustee (the “Trustee”).

WHEREAS, the Company and the Trustee entered into an indenture, dated as of June 10, 2025 (the “Base Indenture”, as modified by this First Supplemental Indenture, the “Indenture”), between the Company and the Trustee, providing for the issuance of the 0.00% Convertible Senior Notes due 2030 (the “Notes”);

WHEREAS, on July 30, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Athens Strategies Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”);

WHEREAS, pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share, par value NIS 0.01 per share, of the Company (a “Company Share”) issued and outstanding immediately prior to the Effective Time (other than any Deemed Cancelled Shares (as defined in the Merger Agreement) and Converted Shares (as defined in the Merger Agreement)) will be converted into (A) 2.2005 fully paid and non-assessable shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”), and (B) the right to receive $45.00 in cash, without interest, in each case in accordance with the terms of, and subject to the qualifications described in, the Merger Agreement ((A) and (B) together, a “unit of Reference Property” for purposes of Section 14.07(a) of the Base Indenture, which is the amount of Reference Property (as defined in the Base Indenture) that a holder of one Company Share is entitled to receive in the Merger), and cash in lieu of any fractional shares of Parent Common Stock as set forth in the Merger Agreement;

WHEREAS, Section 14.07(a) of the Base Indenture provides, among other things, that at and after the Effective Time, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of Reference Property that a holder of a number of Ordinary Shares equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive upon such Merger Event;

WHEREAS, Section 14.07(a) of the Base Indenture further provides, among other things, that at and after the Effective Time (i) the Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes in accordance with Section 14.02 of the Base Indenture and (ii)(A) any amount payable in cash upon conversion of the Notes in accordance with Section 14.02 of the Base Indenture shall continue to be payable in cash, (B) any Ordinary Shares that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 of the Base Indenture shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Ordinary Shares would have been entitled to receive in such Merger Event, and (C) the Daily VWAP shall be calculated based on the equity value component of a unit of Reference Property as set forth in this Supplemental Indenture;

WHEREAS, the Merger constitutes a Merger Event, Fundamental Change and Make-Whole Fundamental Change under the Base Indenture;

WHEREAS, Section 10.01(j) of the Base Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Notes without the consent of any Holder in connection with any Merger Event, to provide that the Notes are convertible into Reference Property, subject to the provisions of Section 14.02 of the Base Indenture, and make such related changes to the terms of the Notes to the extent expressly required by Section 14.07 of the Base Indenture;

WHEREAS, pursuant to Section 14.07 of the Base Indenture, prior to or at the Effective Time, the Company and Parent shall execute with the Trustee a supplemental indenture permitted under Section 10.01(j) of the Base Indenture providing for (i) changing the right to convert each $1,000 principal amount of Notes into a right to convert such principal amount of Notes into the kind and amount of Reference Property that a holder of a number of Ordinary Shares equal to the Conversion Rate immediately prior to such Merger Event would have been entitled to receive, (ii) anti-dilution and other adjustments to the Conversion Rate provided for in Article 14 of the Base Indenture in the manner set forth in Section 14.07 of the Base Indenture and (iii) such additional provisions to protect the interests of the Holders of the Notes as the Board of Directors shall reasonably consider necessary by reason of the fact that the Reference Property includes Parent Common Stock, including the provisions providing for the purchase rights set forth in Article 15 of the Base Indenture;

WHEREAS, Section 10.01(c) of the Base Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Notes without the consent of any Holder to add guarantees with respect to the Notes;

WHEREAS, Parent wishes to fully and unconditionally guarantee all of the obligations of the Company under the Notes and the Indenture (the “Guarantee”);

WHEREAS, the Effective Time will occur concurrently with the execution of this First Supplemental Indenture;

WHEREAS, Section 10.01(i) of the Base Indenture provides that the Company and the Trustee may amend or supplement the Indenture without the consent of any Holder to irrevocably elect or eliminate a Settlement Method or a Specified Dollar Amount, or eliminate the Company’s right to elect a Settlement Method;

WHEREAS, the Company intends to supplement the Indenture to irrevocably surrender its right to elect Physical Settlement and to irrevocably elect a minimum Specified Dollar Amount for any Combination Settlement upon conversion of any Note;

WHEREAS, the Company has pursuant to Sections 10.05, 14.07(b) and 17.05 of the Base Indenture heretofore delivered or is delivering contemporaneously herewith to the Trustee an Officers’ Certificate and an Opinion of Counsel; and

WHEREAS, the Company has complied with all conditions precedent provided for in the Base Indenture relating to this First Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto mutually covenant and agree for the equal and proportionate benefit of the respective Holders from time to time of the Notes as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 All capitalized terms used but not defined in this First Supplemental Indenture shall have the meanings ascribed to such terms in the Base Indenture.

SECTION 1.02 The following definitions in Section 1.01 of the Base Indenture are hereby amended and restated as follows:

“Fundamental Change” shall be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

(a)

a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than Parent, its Wholly Owned Subsidiaries and the employee benefit plans of Parent and its Wholly Owned Subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of Ordinary Shares representing more than 50% of the voting power of Ordinary Shares;

(b)

the consummation of (A) any recapitalization, reclassification or change of the Ordinary Shares (other than changes resulting from a subdivision or combination or changes in nominal (par) value) as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger or statutory scheme of arrangement of Parent pursuant to which the Ordinary Shares will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Parent and its Subsidiaries, taken as a whole, to any Person other than one of the Parent’s Wholly Owned Subsidiaries; provided, however, that a transaction described in clause (A) or (B) in which the holders of all classes of the Parent’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the direct or indirect parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be a Fundamental Change pursuant to this clause (b);

(c)	the shareholders of the Parent approve any plan or proposal for the liquidation or dissolution of the Parent; or

(d)

the Ordinary Shares (or other Common Equity underlying the Notes) cease to be listed or quoted on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors);

provided, however, that a transaction or transactions described in clause (b) above shall not constitute a Fundamental Change, if at least 90% of the consideration received or to be received by holders of the Ordinary Shares, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ statutory appraisal rights, in connection with such transaction or transactions consists of shares of Common Equity (other than American Depositary Receipts or American Depositary Shares) of a corporation that are listed or quoted on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ statutory appraisal rights (subject to the provisions of Section 14.02(a)). If any transaction in which the Ordinary Shares are replaced by the securities of another entity occurs, following completion of any related Make-Whole Fundamental Change Period (or, in the case a transaction that would have been a Fundamental Change or a Make-Whole Fundamental Change but for the proviso immediately following clause (d) of this definition, following the effective date of such transaction), references to Parent in this definition shall instead be references to such other entity. For purposes of this definition of “Fundamental Change”, any transaction that constitutes a Fundamental Change pursuant to both clause (a) and clause (b) of this definition (whether or not the proviso to clause (b) applies to such transaction) shall be deemed a Fundamental Change solely under clause (b) of this definition (subject to the proviso therein).

“Ordinary Shares” means the common stock of the Parent, par value $0.0001 per share, subject to Section 14.07.

SECTION 1.03 For the purposes of Section 2.02 hereof, the following definitions are hereby added to Section 1.01 of the Base Indenture:

“Cash Component” means the cash portion of a unit of Reference Property at the Effective Time of the Merger, which is $45.00 in cash, without interest.

“Equity Component” means the equity portion of a unit of Reference Property at the Effective Time of the Merger, which is 2.2005 Ordinary Shares, subject to adjustment as provided in Article 14 and subject to Section 14.07.

“Equity Price Component” shall have the meaning specified in Section 14.03(c).

“PANW Consideration Unit” means (i) the Equity Component plus (ii) the Cash Component.

ARTICLE II

EFFECT OF MERGER; MODIFICATIONS OF THE INDENTURE

SECTION 2.01 Conversion Right Generally.

Pursuant to Section 14.07 of the Base Indenture, as a result of the Merger: (a) at and after the Effective Time of the Merger, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the number of units of Reference Property that a holder of a number of Ordinary Shares equal to the Conversion Rate in effect immediately prior to the Effective Time of the Merger would have owned or been entitled to receive upon the Merger; (b) at and after the Effective Time, (A) the Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes in accordance with Section 14.02 of the Base Indenture and (B)(I) any amount payable in cash upon conversion of the Notes in accordance with Section 14.02 of the Base Indenture shall continue to be payable in cash, (II) any Ordinary Shares (as defined in the Base Indenture) that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 of the Base Indenture shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Ordinary Shares (as defined in the Base Indenture) would have been entitled to receive in the Merger Event, and (III) the Daily VWAP shall be calculated based on the value of a Unit of Reference Property; (c) the definitions of “Effective Date”, “Ex-Dividend Date”, “Market Disruption Event”, “Record Date”, “Scheduled Trading Day”, “Specified Dollar Amount”, and “Trading Day” shall be determined by reference to the Ordinary Shares (as such term is defined in this First Supplemental Indenture); and (d) the provisions of the Base Indenture, as modified herein, including without limitation, (i) all references and provisions respecting the terms “Ordinary Shares,” “Conversion Price,” “Conversion Rate,” and “Last Reported Sale Price” and (ii) the provisions of Article 14 of the Base Indenture shall continue to apply, mutatis mutandis, to the Holders’ right to convert each Note into the Reference Property.

SECTION 2.02 Certain Amendments (Conversions).

For greater clarity, subject in all regards to Section 2.01 of this First Supplemental Indenture and without limiting the generality of Section 2.01 of this First Supplemental Indenture:

(a) The phrase “the Last Reported Sale Price of the Ordinary Shares and the” in the definition of “Trading Price” in Section 1.01 of the Base Indenture shall be read as “(1) the sum of (x) the product of the Last Reported Sale Price of the Ordinary Shares and the Equity Component and (y) the Cash Component and (2) the” and the phrase “the Last Reported Sale Price of the Ordinary Shares on each such Trading Day” and phrases of similar import in Sections 14.01(b) of the Base Indenture shall be interpreted in a conforming manner.

(b) The term “the Last Reported Sale Price of the Ordinary Share” and phrases of similar import in Section 14.01(b)(iv) and Section 16.02(a), in each case of the Base Indenture shall be read as “ the sum of (x) the product of the Last Reported Sale Price of the Ordinary Shares and the Equity Component and (y) the Cash Component”.

(c) The following definitions from the Base Indenture shall be read as follows:

“Daily Conversion Value” means, for each of the 30 consecutive Trading Days during the Observation Period, one-thirtieth (1/30) of the product of (a) the Conversion Rate on such Trading Day and (b) the sum of (1) the product of the Daily VWAP on such Trading Day and the Equity Component and (2) the Cash Component.

“Daily Settlement Amount,” for each of the 30 consecutive Trading Days during the Observation Period, shall consist of:

(a)	cash in an amount equal to the lesser of (i) the Daily Measurement Value and (ii) the Daily Conversion Value for such Trading Day; and

(b)

if the Daily Conversion Value on such Trading Day exceeds the Daily Measurement Value, a number of PANW Consideration Units equal to (i) the difference between the Daily Conversion Value and the Daily Measurement Value, divided by (ii) the sum of (A) the product of the Daily VWAP for such Trading Day and the Equity Component and (B) the Cash Component.

“Daily VWAP” means, for each of the 30 consecutive Trading Days during the relevant Observation Period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “PANW <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume weighted average price is unavailable, the market value of one Ordinary Share on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

(d) The phrase “the Company” in the lead in to Section 14.01(b)(ii), Section 14.01(b)(ii)(B), Section 14.01(b)(ii)(2), Section 14.10(a), Section 14.10(c) and Section 14.11, in each case of the Base Indenture shall be read as “the Parent”.

(e) The phrases “made by the Company” and “on behalf of the Company” or phrases of similar import in respect of payments and deliveries under the Notes in Section 4.10 and elsewhere in the Base Indenture, the form of Notes and the Notes shall be read as “made by the Company or the Parent, as applicable,” and “on behalf of the Company or the Parent”, respectively.

(f) The phrase “1.9614 Ordinary Shares (subject to adjustment as provided in this Article 14, the “Conversion Rate”)” in Section 14.01(a) of the Base Indenture shall be read as “the sum of (x) the product of 1.9614 (subject to adjustment as provided in this Article 14, the “Conversion Rate”) and the Equity Component and (y) the product of the Conversion Rate and the Cash Component”.

(g) The introductory paragraph of Section 14.02(a) of the Base Indenture shall be read as follows:

(a)

Subject to this Section 14.02, Section 14.03(b) and Section 14.07(a), upon conversion of any Note, the Company shall pay or deliver, as the case may be, to the converting Holder, in respect of each $1,000 principal amount of Notes being converted, cash (“Cash Settlement”), PANW Consideration Units, together with cash, if applicable, in lieu of delivering any fractional Ordinary Shares in accordance with subsection (k) of this Section 14.02 (“Physical Settlement”) or a combination of cash and PANW Consideration Units, together with cash, if applicable, in lieu of delivering any fractional Ordinary Shares in accordance with subsection (k) of this Section 14.02 (“Combination Settlement”), at its election, as set forth in this Section 14.02.

(h) Section 14.02(a)(iv) of the Base Indenture shall be read as follows:

(iv) The cash, Ordinary Shares or combination of cash and Ordinary Shares in respect of any conversion of Notes (the “Settlement Amount”) shall be computed as follows:

(A) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by Physical Settlement, Parent or the Company shall deliver, respectively, to the converting Holder in respect of each $1,000 principal amount of Notes being converted (x) a number of PANW Consideration Units consisting of the Equity Component equal to the Conversion Rate in respect of the Equity Component in effect on the Conversion Date and (y) a number of PANW Consideration Units consisting of the Cash Component equal to the Conversion Rate in respect of the Cash Component in effect on the Conversion Date;

(B) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by Cash Settlement, the Company shall pay to the converting Holder in respect of each $1,000 principal amount of Notes being converted cash in an amount equal to the sum of the Daily Conversion Values for each of the 30 consecutive Trading Days during the related Observation Period; and

(C) if the Company elects (or is deemed to have elected) to satisfy its Conversion Obligation in respect of such conversion by Combination Settlement, the Company shall pay or the Parent shall deliver, as the case may be, in respect of each $1,000 principal amount of Notes being converted, a Settlement Amount equal to the sum of the Daily Settlement Amounts for each of the 30 consecutive Trading Days during the related Observation Period.

If more than one Note is surrendered for conversion at any one time by the same Holder, the Conversion Obligation with respect to such Notes shall be computed on the basis of the aggregate principal amount of the Notes surrendered.

SECTION 2.03 Anti-Dilution Adjustments.

As and to the extent required by Section 14.07(a) of the Base Indenture, the Conversion Rate shall be subject to anti-dilution and other adjustments as a result of events occurring subsequent to the date hereof with respect to the PANW Consideration Units that shall be as nearly equivalent as is possible to the adjustments of the Conversion Rate provided for in Article 14 of the Base Indenture and, following any such adjustment, the definition of the Conversion Price in Section 1.01 of the Base Indenture shall be interpreted in a conforming manner.

SECTION 2.04 Certain Amendments (Adjustments).

For greater clarity, subject in all regards to Section 2.03 of this First Supplemental Indenture and without limiting the generality of Section 2.03 of this First Supplemental Indenture, the term “Ordinary Share” or “ordinary share” in Section 14.03(a) and Section 14.03(e), in each case of the Base Indenture shall be read as “PANW Consideration Unit”, the phrase “Additional Ordinary Shares” in Section 14.03(e) of the Base Indenture shall be read as “Additional Shares” and Section 14.03(c) of the Base Indenture shall be read as follows:

(c) The number of Additional Shares, if any, by which the Conversion Rate shall be increased shall be determined by reference to the table below, based on (i) (x) in the case of a Make-Whole Fundamental Change, the date on which the Make-Whole Fundamental Change occurs or becomes effective or (y) in the case of a Redemption Notice, the Redemption Notice Date (in each case, the “Effective Date”) and (ii) the amount equal to (x) in the case of a Make-Whole Fundamental Change, the sum of (A) the price paid (or deemed to be paid) for a number of Ordinary Shares equal to the Equity Component in the Make-Whole Fundamental Change and (B) the Cash Component or (y) in the case of a Redemption Notice, the sum of (A) the product of (I) the Equity Component and (II) the average of the Last Reported Sale Prices of an Ordinary Share over the five consecutive Trading Days ending on, and including, the Trading Day immediately preceding the Redemption Notice Date (the amount described in clause (ii)(x)(A) or (ii)(y)(A) of this sentence, the “Equity Price Component”) and (B) the Cash Component (in each case (x) and (y), as applicable, the “Share Price”). If the holders of the Ordinary Shares receive in exchange for their Ordinary Shares only cash in a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Equity Price Component shall be the cash amount paid for a number of Ordinary Shares equal to the Equity Component in such Make-Whole Fundamental Change. In the case of any other Make-Whole Fundamental Change, the Equity Price Component shall be the product of (x) the average of the Last Reported Sale Prices of an Ordinary Share over the five consecutive Trading Days ending on, and including, the Trading Day immediately preceding the Effective Date and (y) the Equity Component. In the event that a conversion during a Redemption Period would also be deemed to be in connection with a Make-Whole Fundamental Change, or in connection with another Redemption Period, a Holder of Notes to be converted will be entitled to a single increase to the Conversion Rate with respect to the first to occur of the earliest applicable Redemption Notice Date or the Effective Date of any applicable Make-Whole Fundamental Change, and the later event(s) will be deemed not to have occurred for purposes of this Section with respect to such conversion. The Company shall make appropriate adjustments to the Share Price, in its good faith determination, to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date, Effective Date (as such term is used in Section 14.04) or expiration date of the event occurs, during any such five consecutive Trading Day period during which the Share Price is to be calculated.

SECTION 2.05 Repurchase of Notes at Option of Holders.

The definition of “Fundamental Change” in Section 1.01 of the Base Indenture shall be amended as set forth in Section 1.02 of this First Supplemental Indenture. Except as amended hereby, the purchase rights of the Holders set forth in Article 15 of the Base Indenture shall continue to apply.

SECTION 2.06 Parent to Provide Ordinary Shares. The Parent hereby irrevocably and unconditionally agrees to issue Ordinary Shares as necessary to satisfy the provisions of the Indenture with respect to delivery of the consideration due in respect of the Conversion Obligation pursuant to Article 14 of the Base Indenture. Without limiting the generality of the foregoing, the reference to the phrase “the Company shall issue or cause to be issued, and deliver” in Section 14.02(c) of the Base Indenture shall be read as “the Parent shall issue or cause to be issued, and deliver”, the reference to “the Company” in Section 14.06 of the Base Indenture shall be read as “the Parent”, the phrase “Company or any agent thereof may refuse to deliver the certificates representing the Ordinary Shares” in Section 14.02(e) of the Base Indenture shall be read as “Parent or any agent thereof may refuse to deliver the certificates representing the Ordinary Shares” and the phrase “the Company shall not issue any fractional Ordinary Share upon conversion of the Notes and shall instead pay cash” in Section 14.02(k) of the Base Indenture shall be read as “the Parent shall not issue any fractional Ordinary Share upon conversion of the Notes and the Company shall instead pay cash”.

ARTICLE III

GUARANTEE

SECTION 3.01 Guarantee. Parent hereby absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, and on a joint and several basis, to each Holder of Notes and to the Trustee and its successors and assigns, (i) the full and punctual payment when due (whether at the stated maturity, by acceleration or otherwise) of all monetary obligations of the Company under the Indenture and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture. Parent further agrees that its obligations hereunder shall be joint and several, irrevocable, absolute and unconditional, and shall not be affected or impaired by any circumstances or occurrence whatsoever, irrespective of, and the Guarantor hereby irrevocably waives any defenses (other than a defense of (1) payment in full of the obligations under the Indenture and the Notes or (2) release of the guarantee in accordance with Section 3.01(d) hereof) or the absence or existence of any action to enforce the same, the recovery of any judgment against the Company (except to the extent such judgment is paid) or any waiver or amendment of the provisions of the Indenture or the Notes to the extent that any such action or any similar action would otherwise constitute a legal or equitable discharge or defense of Parent (except that such waiver or amendment shall be effective in accordance with its terms).

(a) Parent further agrees that its Guarantee constitutes a guarantee of payment, performance and compliance and not merely of collection.

(b) Parent further agrees to waive presentment to, demand of payment from and protest to the Company of its Guarantee, and also waives promptness, diligence, notice of acceptance of its Guarantee, presentment, demand for payment, notice of protest for nonpayment, the filing of claims with a court in the event of merger or bankruptcy of the Company, any right (i) to require a proceeding first against, initiate any actions before a court or any other judge or authority against, or enforce any other rights or security or claim payment from, the Company or any other Person before claiming any amounts due from the Guarantor hereunder, (ii) to which it may be entitled to have the assets of the Company or any other person first be used, applied or depleted as payment of the obligations under the Indenture, prior to any amount being claimed from or paid by the Guarantor hereunder or (iii) to which it may be entitled to have claims against it, or assets to be used or applied as payment, divided between the Company and the Guarantor, and all other defenses based on suretyship. The obligations of Parent shall not be affected by any failure or delay on the part of the Trustee to exercise any right or remedy under the Indenture or the Notes.

(c) The obligation of Parent to make any payment hereunder may be satisfied by causing the Company to make such payment. If any Holder of any Note or the Trustee is required by any court or otherwise to return to the Company or Parent or any custodian, trustee, liquidator or other similar official acting in relation to the Company or Parent any amount paid by either of them to the Trustee or such Holder, the Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(d) Upon the satisfaction and discharge of the Indenture in accordance with Article 3 thereof, Parent will be released and relieved of any obligations under the Guarantee.

ARTICLE IV

IRREVOCABLE ELECTIONS

SECTION 4.01 Irrevocable Election to Eliminate Physical Settlement. The Company hereby irrevocably eliminates the right of the Company to elect Physical Settlement as the Settlement Method of any conversion of Notes that occurs on or after the date of this Supplemental Indenture.

SECTION 4.02 Irrevocable Election of Minimum Specified Dollar Amount. The Company hereby irrevocably elects that, with respect to any Combination Settlement of any conversion of Notes that occurs on or after the date of this Supplemental Indenture, the Specified Dollar Amount per $1,000 principal amount of Notes shall be no lower than $1,000.

ARTICLE V

ACCEPTANCE OF FIRST SUPPLEMENTAL INDENTURE

SECTION 5.01 Trustee’s Acceptance. The Trustee hereby accepts this First Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.01 Effectiveness of First Supplemental Indenture. This First Supplemental Indenture shall become effective as of the Effective Time.

SECTION 6.02 Effect of First Supplemental Indenture. Upon the execution and delivery of this First Supplemental Indenture by the Company, Parent and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. All the provisions of this First Supplemental Indenture shall thereby be deemed to be incorporated in, and a part of, the Indenture; and the Indenture, as supplemented and amended by this First Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 6.03 Indenture Remains in Full Force and Effect. This First Supplemental Indenture shall form a part of the Indenture for all purposes and, except as supplemented or amended hereby, all other provisions in the Base Indenture and the Notes, to the extent not inconsistent with the terms and provisions of this First Supplemental Indenture, shall remain in full force and effect and is in all respects confirmed and preserved.

SECTION 6.04 Headings. The titles and headings of the articles and sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions of this First Supplemental Indenture.

SECTION 6.05 Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this First Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this First Supplemental Indenture as to the parties hereto and may be used in lieu of the original First Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this First Supplemental Indenture as to the other parties hereto shall be deemed to be their original signatures for all purposes. All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any communication sent to the Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign (or such other digital signature provider as specified in writing to the Trustee by the authorized representative), in English). The Company agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

SECTION 6.06 Governing Law. THIS FIRST SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS FIRST SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

SECTION 6.07 Separability. In the event that any provision of this First Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

SECTION 6.08 Waiver of Jury Trial. EACH OF THE COMPANY, PARENT AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 6.09 Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal of or any accrued and unpaid Special Interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or Parent in this First Supplemental Indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Parent or the Company or of any successor corporation, either directly or through the Parent, the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this First Supplemental Indenture and the issue of the Notes and the Guarantee.

SECTION 6.10 No Responsibility for Recitals, Etc. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals, statements, warranties and representations contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company or the Parent, and the Trustee assumes no responsibility for the correctness of the same.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first written above.

CYBERARK SOFTWARE LTD.

By:	/s/ Erica Smith
Name: Erica Smith
Title: Chief Financial Officer

PALO ALTO NETWORKS, INC.

By:	/s/ Bruce Byrd
Name: Bruce Byrd
Title: Executive Vice President and General Counsel

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Quinton M. DePompolo
Name: Quinton M. DePompolo
Title: Vice President